BLUE DOT MOTORWORKS INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Blue Dot Motorworks Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Blue Dot Motorworks Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders' equity and cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 26, 2025
Los Angeles, California

BLUE DOT MOTORWORKS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	212	$	392
Total Current Assets		**212**		**392**
Total Assets	**$**	**212**	**$**	**392**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Shareholder Loan	$	276,735	$	239,102
Total Current Liabilities		**276,735**		**239,102**
Total Liabilities		**276,735**		**239,102**
STOCKHOLDERS' DEFICIT				
Common Stock		83		83
Subscription Receivable		(83)		(83)
Additional Paid in Capital		-		-
Accumulated Deficit		(276,524)		(238,710)
Total Stockholders' Deficit		**(276,524)**		**(238,710)**
Total Liabilities and Stockholders' Deficit	**$**	**212**	**$**	**392**

See accompanying notes to financial statements.

BLUE DOT MOTORWORKS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	37,814	23,448
Total Operating Expenses	37,814	23,448
Net Operating Loss	(37,814)	(23,448)
Interest Expense	-	-
Other Income	-	-
Loss before provision for income taxes	(37,814)	(23,448)
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (37,814)**	**$ (23,448)**

See accompanying notes to financial statements.

BLUE DOT MOTORWORKS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Subscription receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2022	**8,318,385**	**$ 83**	**$ -**	**$ (83)**	**$ (215,262)**	**$ (215,262)**
Net Loss	-	-	-	-	(23,448)	(23,448)
Balance—December 31, 2023	**8,318,385**	**83**	**-**	**(83)**	**$ (238,710)**	**$ (238,710)**
Net Loss	-	-	-	-	(37,814)	(37,814)
Balance—December 31, 2024	**8,318,385**	**$ 83**	**$ -**	**$ (83)**	**$ (276,524)**	**$ (276,524)**

See accompanying notes to financial statements.

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(37,814)	$	(23,448)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		37,634		23,739
Net Cash Provided by Financing Activities/Net Cash Used in Financing Activities		**37,634**		**23,739**
Change in Cash		**(180)**		**291**
Cash - Beginning of The Year		392		101
Cash - End of The Year	$	**212**	$	**392**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATIONS

Blue Dot Motorworks Inc. was incorporated on February 19, 2021, in the state of Delaware. The financial statements of Blue Dot Motorworks Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Blue Dot Motorworks Inc. (Blue Dot) is a C-corporation incorporated in Delaware. Blue Dot's mission is to develop and bring to market novel technologies for decarbonizing road transportation. The initial technology offering is a family of retrofit kits that together can convert nearly any light duty vehicle into a plug-in hybrid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:
1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is currently in the pre-revenue stage and will earn revenue from the sale of retrofit kits that convert light duty vehicles into plug-in hybrids.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 **-** Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with $0.00001 par value. As of December 31, 2024, and December 31, 2023, 8,318,385 shares of Common Stock have been issued and are outstanding.

4. DEBT

During 2023 and 2024, the Company borrowed money from its shareholder, Thomas Gurski, with no interest rate and and payable on the earlier to occur of (i) 12/31/2028 or (ii) the close of a Qualified Financing. As of December 31, 2024, and December 31, 2024, the total outstanding balance of this loan was $276,735 and $239,102, respectively.

5. INCOME TAXES

The provision for income taxes consists of the following:

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (11,231)	$ (6,964)
Valuation Allowance	11,231	6,964
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (82,127)	$ (70,897)
Valuation Allowance	82,127	70,897
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $276,524. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2023 and 2024, the Company borrowed money from its shareholder, Thomas Gurski, with no interest rate and and payable on the earlier to occur of (i) 12/31/2028 or (ii) the close of a Qualified Financing. As of December 31, 2024, and December 31, 2024, the total outstanding balance of this loan was $276,735 and $239,102, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company has entered into an arrangement with a consultant whereby fees are payable only upon the consummation of a qualifying financing transaction. Accordingly, the Company has accrued consulting expenses of $109,400 and $105,000 as of December 31, 2024, and 2023, respectively, which remain contingent upon such financing being completed.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through September 26, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.